# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G104
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: MATAM Advanced Technology Park, Building No. 5, Haifa, Israel (L3), 3508409
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0002055515
Persons authorized to receive notices and communications: Chutzpah Holdings Limited, 4TH Flr, Liberation House, Castle St, St. Helier, Jersey (Y9), JE1 4HH, 212-613-2091; Peter G. Flagel, Gibbons P.C., 1 Pennsylvania Plaza, Flr 45, Suite 4515, New York, New York (NY), 10119, 212-613-2091

## Reporting persons
- Chutzpah Holdings Ltd (CIK 0002055515): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 2,018,014; shared voting power 0; sole dispositive power 2,018,014; shared dispositive power 0; aggregate amount beneficially owned 2,018,014 (18.96% of the class)
  Comment: 1 Pursuant to the Securities Purchase Agreement dated January 23, 2025 (the "Securities Purchase Agreement"), entered into between Chutzpah Holdings Limited ("CHL") and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share of the Issuer (the "Common Shares"), (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants to purchase up to 84,599 Common Shares (the "Common Warrants"). The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (subsequently received on June 30, 2025), and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share and will be exercisable for three years following June 3, 2025.
  
  On March 13, 2025, the Issuer, Pluri Biotech Ltd., a wholly owned subsidiary of the Issuer (the "Pluri Biotech"), entered into a Share Purchase Agreement with CHL and Plantae Bioscience Ltd ("Plantae"), pursuant to which CHL and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo Ltd.(on a fully diluted basis), an Israeli company ("Kokomodo," and such shares, the "Purchased Interests") and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement, reflecting a principal aggregate amount of $0.5 million. In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company, which as of January 23, 2025, represented 12.14% of the Issuer's issued and outstanding share capital on a fully diluted basis after the deemed issuance of the above consideration shares. Of the 976,139 common shares of the Issuer, 452,702 was issued to Plantae and 523,437 was issued to CHL.
  
  On April 25, 2025, the Reporting Person and the Issuer entered into an amendment to the Securities Purchase Agreement, whereby the Company and the Investor agreed to exchange 976,139 of the Common Shares for additional pre-funded warrants to purchase up to 976,139 Common Shares. The additional pre-funded warrants issued to the Investor have the same terms as the Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement, and as such, they have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (subsequently received on June 30, 2025), and remain exercisable until exercised in full. At the time of the exchange, CHL held 931,246 Common Shares (1,383,948 Common Shares plus 523,437 Common Shares (the Issuer's shares as consideration for the Kokomodo transaction) minus 976,139 Common Shares exchanged for an equal amount of pre-funded warrants).
  
  On October 29, 2025, pursuant to shareholder approval for the exercise of pre-funded warrants and common warrants at the shareholder meeting held on June 30, 2025, the Reporting Person exercised pre funded warrants to acquire 1,002,169 shares of Common Stock of the Issuer at an exercise price of $0.0001 per share. The pre funded warrants were originally issued pursuant to the Securities Purchase Agreement dated January 23, 2025, as amended April 25, 2025. As on date, the Reporting Person holds 2,018,014 Common Shares (931,246 Common Shares plus 1,002,169 Common Shares plus 84,599 unexercised warrants to purchase Common Shares).
  
  2 Indicates the Reporting Person 's ownership of 2,018,014 Common Shares directly held.
  
  3 Calculated on the basis of 2,018,014 Common Shares directly held and 10,642,094 total outstanding shares of the Issuer (calculated on a fully diluted basis which includes 4,189 fully vested shares of stock, and assumes the exercise of Chutzpah Holdings LP's 625,000 common warrants to purchase Common Shares).
- Chutzpah Holdings LP: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 1,250,000; shared voting power 0; sole dispositive power 1,250,000; shared dispositive power 0; aggregate amount beneficially owned 1,250,000 (11.75% of the class)
  Comment: 4 On December 8, 2025, the Issuer entered into an additional Securities Purchase Agreement with Chutzpah Holdings LP (the "CHLP"), a limited partnership beneficially owned by Mr. Alexandre Weinstein, ("Mr. Weinstein"), relating to a private placement offering of: (i) 625,000 common shares, par value $0.00001 per share (the "CHLP Common Shares") of the Company, and (ii) warrants (the "CHLP Common Warrants") to purchase up to 625,000 Common Shares. The combined purchase price for each CHLP Common Share and CHLP Common Warrant is $4.00. The CHLP Common Warrants are exercisable immediately at an exercise price of $4.25 per share and will be exercisable until June 30, 2026. The CHLP Common Warrants contain customary anti-dilution provisions and are subject to a 35% beneficial ownership limitation.
  
  5 Indicates CHLP's ownership of 1,250,000 Common Shares, assuming exercise of the CHLP Common Warrants in full.
  
  6 Calculated on the basis of: (i) CHLP exercising the CHLP Common Warrants and holding 1,250,000 Common Shares directly; and (ii) 10,642,094 total outstanding shares of the Issuer (calculated on a fully diluted basis which includes Mr. Weinstein's 4,189 fully vested shares of stock.
- Alexandre Weinstein: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 4,189; shared voting power 4,189; sole dispositive power 4,189; shared dispositive power 4,189; aggregate amount beneficially owned 4,189 (0.04% of the class)
  Comment: 7 Mr. Weinstein has been granted an aggregate of 10,769 Restricted Stock Units ("RSUs") under two separate agreements with the Issuer. Pursuant to the 2016 Equity Compensation Plan, Mr. Weinstein was granted 10,250 RSUs on February 25, 2025, which vest in twelve instalments: 12.50% on each of May 25, 2025; August 25, 2025; November 25, 2025; and February 25, 2026; and 6.25% on each of May 25, 2026; August 25, 2026; November 25, 2026; February 25, 2027; May 25, 2027; August 25, 2027; November 25, 2027; and February 25, 2028. Pursuant to the 2019 Equity Compensation Plan, Mr. Weinstein was granted 519 RSUs on December 4, 2025, which vest in three equal monthly instalments on December 31, 2025; January 31, 2026; and February 28, 2026. As of the date of this filing, 4,189 RSUs have vested, and the remaining 6,580 RSUs are unvested and subject to future vesting conditions. Unvested RSUs confer no voting rights or dividend entitlements until settlement into common shares. Additional RSUs will vest thereafter, which may increase Mr. Weinstein's ownership. Mr. Weinstein will amend this Schedule 13D as required by law.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM Advanced Technology Park, Building No. 5, Haifa, Israel (L3), 3508409
Comment: This Amendment No. 2 ("Amendment") supplements the statements made on Schedule 13D of Chutzpah Holdings Limited ("CHL") that was filed with the Securities and Exchange Commission (the "Commission") on February 12, 2025 (the "Original Schedule 13D"), as amended by the first amendment to the Schedule 13D filed with the Commission on May 12, 2025 (collectively, with the Original Schedule 13D, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment is being filed for the purpose of publicly disclosing certain important developments in connection with CHL, and certain of its affiliates' investment in Pluri, Inc. Except as set forth herein, the Original Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Chutzpah Holdings Limited ("CHL"), Chutzpah Holdings LP ("CHLP"), Plantae Bioscience Ltd. ("PBL"), and Alexandre Weinstein ("Mr. Weinstein") pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Each of CHL, CHLP, PBL and Mr. Weinstein are sometimes collectively referred to herein as the "Reporting Persons" and each individually as a "Reporting Person". Each Reporting Person expressly disclaims beneficial ownership with respect to any Common Stock of the Issuer, other than the Common Stock of the Issuer owned directly by such Reporting Person.
Residence or business address:
Chutzpah Holdings Limited

4th Floor, Liberation House, Castle Street
St. Helier, Jersey Islands
JE1 4HH

Chutzpah Holdings LP
337 Winston Road Oakville, Ontario (CA-ON),
L6l 4w6
Canada

Plantae Bioscience Ltd.
Yarkon 5, Floor 10,
Bnei Brak 5120125,
Israel

Alexandre Weinstein
Apt 8002, Burgenstock Hotels & Resort,
Burgenstock 30, 6363 Obburgen,
Switzerland
Present principal occupation or employment: See Items 5(a) and 5(b). The principal business of each Reporting Person is providing investment management services to investment partnerships and other entities. CHL and CHLP are beneficially owned by Mr. Weinstein. Mr. Weinstein is the founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. Mr. Weinstein serves on several boards of companies in the health and wellness industry, and is a seasoned investor. Subject to stockholder approval, Mr. Weinstein is presently, the Chairman of the Board of Directors of the Issuer. Mr. Weinstein may be deemed to beneficially own securities of the Issuer held, or issuable to, entities he controls, including CH LP and CH Limited. Mr. Weinstein disclaims beneficial ownership of securities except to the extent of his pecuniary interest therein.
Criminal convictions in the last five years: None of the Reporting Persons have, during the past five (5) years, been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CHL is incorporated in Jersey Islands. CHLP is incorporated in Ontario, Canada. Mr. Weinstein is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended and restates as follows:

Mr. Weinstein extended his personal funds to each of CHL and CHLP to purchase the securities referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was approximately $9,000,000.00. In consideration of the sale, transfer and conveyance of the Purchased Interests, the company (Pluri Inc.) issued 976,139 Common Shares (aggregating to a purchase price of $4.5 million).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D relating to CHL, CHLP and Mr. Weinstein is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

In the aggregate, and assuming exercise of the CHLP Common Warrants in full, the Reporting Persons beneficially own 3,724,905 Common Shares representing 35% of the issued and outstanding shares of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned of record by such Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is amended and supplemented as follows:

The information contained in Item 4 of this Schedule 13D is incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented with the following exhibits:

Exhibit 1: Joint Filing Agreement

https://www.sec.gov/ix?doc=/Archives/edgar/data/1158780/000121390025119651/ea0269001-8k_pluri.htm

https://www.sec.gov/Archives/edgar/data/1158780/000121390025119238/xslF345X05/ownership.xml

https://www.sec.gov/Archives/edgar/data/1158780/000121390025112942/xslF345X05/ownership.xml

https://www.sec.gov/ix?doc=/Archives/edgar/data/1158780/000121390025109174/ea0263501-10q_pluri.htm

https://www.sec.gov/Archives/edgar/data/1158780/000121390025088655/ea0257324-s3_pluri.htm

## Signatures
- Chutzpah Holdings Ltd: /s/ Ana Ventura, Ana Ventura/Authorized Officer Beaumont (Directors) Limited, sole corporate director (12/15/2025)
- Chutzpah Holdings Ltd: /s/ Karen Oliver, Karen Oliver/Authorized Officer Beaumont (Directors) Limited, sole corporate director (12/15/2025)
- Chutzpah Holdings LP: /s/ Alexandre Weinstein, Alexandre Weinstein/Authorized Signatory (12/15/2025)
- Alexandre Weinstein: /s/ Alexandre Weinstein, Alexandre Weinstein (12/15/2025)